Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

April 23, 2020

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Jeffrey Gabor

Ibolya Ignat

Celeste Murphy

Kevin Vaughn

Re:	ORIC Pharmaceuticals, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 20, 2020

File No. 333-236792

Sir/Madam:

On behalf of our client, ORIC Pharmaceuticals, Inc. (“ORIC” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 22, 2020, relating to the above referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via EDGAR a revised Registration Statement (the “Revised Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement), all page references herein correspond to the Revised Registration Statement.

AUSTIN        BEIJING        BOSTON         BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO

SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

ORIC Pharmaceuticals, Inc.

April 23, 2020

Amendment No. 1 to Registration Statement on Form S-1 filed April 20, 2020

Risk Factors

Our amended and restated bylaws that will become effective upon the closing of this offering provide..., page 79

1.

We note that your forum selection provision identifies a state court located within the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Exchange Act. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. We also note that your forum selection provision includes an exclusive federal forum provision for Securities Act claims. Please state that there is uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

In response to the Staff’s comment, the Company has updated the disclosure on pages 79 and 80 of the Revised Registration Statement. Additionally, the Company will include disclosure in future Annual Reports on Form 10-K to describe the limitations in applicability of the Company’s forum selection provision, consistent with the disclosure on pages 79 and 80.

Report of Independent Registered Public Accounting Firm, page F-2

2.	Please have your auditors remove the restrictive language from their report and consent and sign them in the filing for which you request effectiveness.

In response to the Staff’s comment, the Company’s auditors have removed the restrictive language from their report and consent and signed these for inclusion in the filing for which the Company requests effectiveness.

*****

ORIC Pharmaceuticals, Inc.

April 23, 2020

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 849-3223 or tjeffries@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

cc:	Jacob Chacko, ORIC Pharmaceuticals, Inc.

Dominic Piscitelli, ORIC Pharmaceuticals, Inc.

Kenneth Clark, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.

Melissa Rick, Wilson Sonsini Goodrich & Rosati, P.C.

Charles Kim, Cooley LLP